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                              September 28, 2020

       Parashar Patel
       President and Chief Executive Officer
       Resgreen Group International, Inc.
       14614 East 9 Mile Road
       Eastpointe, MI 48021

                                                        Re: Resgreen Group
International, Inc.
                                                            Pre-qualification
Amendment 1 to Offering Statement on Form 1-A
                                                            Filed September 15,
2020
                                                            File No. 24-11297

       Dear Mr. Patel:

               We have reviewed your amended offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information that you provide in response to these comments, we may have additional comments.

       Pre-qualification Amendment 1 to Offering Statement on Form 1-A filed September 15, 2020

       Cover Page of Offering Circular, page 1

   1. You must provide the maximum number of securities offered in addition to a bona fide estimate of the range
of the maximum offering price on the cover page of the offering circular. See Item
1(6)(j) of Part II of Form 1-A, and revise. As noted in prior comment
                                                        1, if a price range has
been included in the offering statement, you use the midpoint of that range to respond to
Item 4 of Part I of Form 1-A.
       The Subscription Agreement...makes the exclusive forum for any dispute Broward County,
       Florida, page 14

   2. We note your revisions in response to prior comment 2. Please revise to clarify what you mean by the statement
that the provision does not "preclude or contract" the scope of
 Parashar Patel
Resgreen Group International, Inc.
September 28, 2020
Page 2
      exclusive federal or concurrent jurisdiction for any actions brought under the Securities
      Act or the Exchange Act. If you mean that the provision does not apply to claims arising under the federal securities laws, please state so directly. Also revise to state clearly that investors cannot waive compliance with those laws, not merely that they will not be deemed to have waived compliance with those laws.
Preferred Stock, page 20

3. Your disclosure here continues to indicate that each share of preferred stock entitles the holder to 100 votes per share, whereas your disclosure elsewhere, like on page 33, indicates that each share entitles the holder to 1,000 votes per share. Please reconcile.
      Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Geoffrey D.
Kruczek, Senior Counsel, at (202) 551-3641 with any other questions.



                                                              Sincerely,
FirstName LastNameParashar Patel
                                                              Division of
Corporation Finance
Comapany NameResgreen Group International, Inc.
                                                              Office of
Manufacturing
September 28, 2020 Page 2
cc:       Brian Kistler
FirstName LastName